

Semih Secer · 2nd

CEO-Founder at PeerBie Inc.

San Francisco, California, United States ·

Contact info

500+ connections

 **1 mutual connection:** Adam Roberts

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 **PeerBie Inc.**

 **Purdue University**

Experience



CEO-Founder

PeerBie Inc.

May 2018 – Present · 3 yrs 3 mos

San Francisco Bay Area

PeerBie is the next generation social media platform that enables you to communicate and collaborate in real-time within. various organizations such as work, university, neighborhood, school and manage your entire life through a single interface.



Founder - CTO - Board Member

dealsnapt

Feb 2011 – Mar 2017 · 6 yrs 2 mos

Sacramento, California Area

At dealsnapt, I am responsible for ideas generation, product development, customer development for a technology incubator.

...see more

VP Market Solutions

Objective Systems Integrators (OSI)

2007 – Feb 2011 · 4 yrs

Folsom, CA

Coming back to OSI we have developed a strategy for the company with new product initiatives. Working within a business team, I took the responsibility for execution for new product initiatives. Responsibilities included: ...see more



Agilent Technologies

6 yrs

Chief Solution Architect

2005 – 2007 · 2 yrs

Summary of Roles and Responsibilities:
1) Pre-Sales Support
2) Chief Solution Architect for VSNL-TCL Parallel CNMS Projects. ...see more

Director Of Service Assurance -- Software Architect

2001 – 2005 · 4 yrs

Summary of Roles and Responsibilities:
1) Responsible as Director from Service Assurance Product line including Fault, Performance, Accounting
2) Worked on primarily Service Management, Cust ...see more

Systems Engineer-Software Architect

Objective Systems Integrators

1997 – 2001 · 4 yrs

Joined OSI as a systems engineer and I have started as a personal project and resulted in as a high-demand customer product. The product quickly evolved as a premium Service Assurance solution for IP networks. Took roles as a ...see more

Education



Purdue University

MS Computer Science, Parallel Computing, Distributed Load Balancing

1995 – 1997

Research Assistant for CS and ME departments. Grants from NASA and Dassault Aviation. Research topics include:

1) Distribution of CFD Computations over networked computers
2) Developing Load Balancer to optimize parallel computing
3) Optimization algorithms including greedy, artificial intelligence



Victoria University

Master, Electronics

1994 – 1995

Spent a year in Australia mastering my telecom knowledge. As a result of a mistake by the admin; I found myself in downunder instead of Alberta university, Canada. I have no regrets. Great Experience!!



Middle East Technical University

BS EE, Electronics Engineering-Telecommunications
1989 – 1993

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